Exhibit (a)(1)(G)

September 9, 2013

Dear Shareholder:

On July 29, 2013, Michael Baker Corporation (“Baker”) entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) with Integrated Mission Solutions, LLC (“IMS”) and CDL Acquisition Co. Inc., a wholly owned subsidiary of IMS (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub commenced today a tender offer to purchase all of the outstanding shares of Baker’s common capital stock (the “Shares”), at a price per share of $40.50, net to the seller in cash, without interest and subject to any applicable withholding taxes (the “Offer”).

Following completion of the Offer, and the satisfaction or waiver of certain conditions, Merger Sub will merge into Baker. In the merger, Shares not purchased in the Offer (other than Shares that are owned by Baker, IMS, Merger Sub and any of their respective subsidiaries, and Shares owned by any shareholder who is entitled to exercise dissenters rights and who duly complies with Pennsylvania law and seeks judicial determination of the fair value of his or her Shares) will be converted into the right to receive the same cash payment as in the Offer, without interest and subject to any applicable withholding taxes.

Baker’s Board of Directors (the “Board”) approved the Merger Agreement after a careful strategic assessment process conducted over an approximately seven-month period.

Accordingly, the Board unanimously recommends that Baker’s shareholders accept the Offer and tender their Shares pursuant to the Offer and, if required under applicable law, vote their Shares to adopt the Merger Agreement.

Accompanying this letter are (1) Baker’s Solicitation/Recommendation Statement on Schedule 14D-9, (2) Merger Sub’s Offer to Purchase, dated September 9, 2013, which sets forth the terms and conditions of the Offer, and (3) a Letter of Transmittal containing instructions as to how to tender your Shares into the Offer.

Please read the enclosed materials carefully. The Offer is scheduled to expire at 12:00 midnight, New York City time, on October 7, 2013, unless extended or earlier terminated.

On behalf of Baker’s Board and management, we thank you for your support.

/s/ Jim McKnight and /s/ Mike Zugay

Jim McKnight and Mike Zugay

Office of the Chief Executive